October 5, 2005

Zip+4 Code: 20549-0305

Via Fax & U.S. Mail

Mr. Charles Smith
Chief Executive Officer and Chief Financial Officer
Crown Partners, Inc.
20700 Ventura Boulevard
Suite 227
Woodland Hills, California 91364

RE: Crown Partners, Inc. (the "Company")
Form 10-KSB for the year ended December 31, 2004
File No. 33-11986-LA

Dear Mr. Smith:

We received your letter dated September 30, 2005, in response to our letter dated June 30, 2005, and have the following comments. Please respond within 15 business days to confirm that these comments will be complied with in all future filings.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

Form 10-KSB for the Year Ended December 31, 2004
Financial Statements
Consolidated Statements of Operations, page 3

1.   We note your response to our previous comment no. 3, and your proposed revised disclosure. Please expand the disclosure to indicate the methodology and assumptions (for example, annual predicted changes), or estimates used in your impairment analysis. Also, explain whether you believe these assumptions will remain valid in the future, or whether you expect to make any substantial revisions.

Note 1 - Summary of Significant Accounting Policies, Revenue Recognition, page 7

2.   We note your response to previous comment no. 6. Please revise the notes to your financial statements to reflect the information included in your response letter.

Form 10-QSB for the Quarterly Period Ended June 30, 2005

Item 2. Management's Discussion and Analysis
Results of Operations

3.   Please revise your discussion to ensure that amounts discussed correspond to amounts reflected in your financial statements. For example, you state that your revenues, general and administrative expenses, and net loss for the three months ended June 30, 2005 was $13,697, $52,036, and $38,339, respectively. However, your statement of operations for the three months ended June 30, 2005 reflects revenues, general and administrative expenses, and net loss as $17,330, $46,575 and $21,122, respectively. In addition, please ensure that you discuss the particular reasons for material changes in each line item in your financial statements that will enable a reader to assess material changes in your financial condition and results of operations since the end of your last fiscal year and for the comparable interim period in the preceding year. See Item 303(b)(2) of Regulation S-B.

Liquidity and Capital Resources

4.   Please discuss the nature of your revenues and the impact that the eviction of Sanitec Services of Hawaii from its plant (as discussed in Note 5 to your financial statements) will have on your future operations. See Item 303(b)(2) of Regulation S-B.

You may contact Effie Simpson at (202) 551-3346 or, in her absence, the undersigned, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Max Webb, Assistant Director, at (202) 551-3818 with any other questions.

                                                        Sincerely,

                                                        Linda Cvrkel
                                                        Branch Chief

Via Facsmile: Ms. Claudia Zaman, Attorney at Law
                      (818) 475-1819